SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO-C

                             TENDER OFFER STATEMENT
                   (UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                            HYPERDYNAMICS CORPORATION
                                (NAME OF ISSUER)

                     HYPERDYNAMICS CORPORATION (THE ISSUER)
 (NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   448954-10-7
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              KENT WATTS, PRESIDENT
                            HYPERDYNAMICS CORPORATION
                         2656 SOUTH LOOP WEST, SUITE 103
                              HOUSTON, TEXAS 77054
                               TEL. (713) 839-9300
                               FAX. (713) 660-9775
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                         ON BEHALF OF THE FILING PERSON)

                                    COPY TO:
                               JOEL SEIDNER, ESQ.
                           AXELROD, SMITH & KIRSHBAUM
                         5300 MEMORIAL DRIVE, SUITE 700
                              HOUSTON, TEXAS 77007
                          TEL. (713) 861-1996 EXT. 112
                               FAX (713) 552-0202

                            CALCULATION OF FILING FEE

     TRANSACTION  VALUATION  *                           AMOUNT OF FILING FEE  *
__________________________
*  Pursuant  to General Instruction D to Schedule TO, no filing fee is required.

[   ]   Check  box  if  any  part  of  the  fee  is  offset  as provided by Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount  Previously  Paid:  N/A
Form  or  Registration  No.:  N/A
Date  Filed:  N/A
Filing  Party:  N/A

[ X ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]   third-party  tender  offer  subject  to  Rule  14d-1.

[ X ]   issuer  tender  offer  subject  to  Rule  13e-4.

[   ]   going-private  transaction  subject  to  Rule  13e-3.

[   ]   amendment  to  Schedule  13D  under  Rule  13d-2.

        Check the following box if the filing is a final amendment reporting the
        results  of  the  tender  offer:     [    ]


     This Tender Offer Statement on Schedule TO relates to the preliminary communications and the pre-commencement communications of an exchange offer by Hyperdynamics Corporation, a Delaware corporation, the issuer, whereby holders of common stock may exchange a minimum of 50% and up to a maximum of 90% of the outstanding common stock of Hyperdynamics in exchange for a new security of Hyperdynamics, the Units, which will consist of a new series of preferred stock and three new series of warrants, as set forth in the press release attached hereto as Exhibit 1016(a)(5).

     This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

ITEM  12.  EXHIBITS.

EXHIBIT
NUMBER            DESCRIPTION
----------------------------------------------------------------

1016(a)(5)        Press  Release,  dated  August  31,  2000.



                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          HYPERDYNAMICS  CORPORATION

                             By:  *

                             Name:  *
                             Title:  *
                             Dated:  *

____________________________
*  Pursuant  to  General Instruction D to Schedule TO, no signature is required.

                                  EXHIBIT INDEX


EXHIBIT
NUMBER          DESCRIPTION
________________________________________________________________

1016(a)(5)     Press  Release,  dated  August  31,  2000.

                               EXHIBIT 1016(a)(5):

                     HyperDynamics to Make Exchange Offering

HOUSTON--(BUSINESS  WIRE)--Aug. 31, 2000--HyperDynamics Corporation, (OTCBB:HYPD
- news), a premier Integrated Technology Service Provider (ITSP), announced today that the company's Board of Directors approved an exchange offering for a minimum of 50% to a maximum of 90% of the company's common stock. Under the terms of the exchange, shareholders will exchange 100 shares of the company's common stock for a unit. Each unit consists of one share of 9% series B redeemable preferred stock (stated value $200), 100 redeemable class A warrants, 100 redeemable class B warrants and 100 redeemable class C warrants.

ABOUT THE PREFERRED: The preferred stock (stated value $200) will pay a 9% dividend on a quarterly basis in arrears. As long as the units trade as originally issued, the dividend will be credited automatically as a reduction of the exercise price of the class A warrant until fully paid, then to the exercise price of the class B warrant until fully paid, and then to the exercise price of the class C warrant until fully paid. Thereafter, or in the event that all of the unit components are detached, the dividends shall be paid in cash or shares of common stock, at the discretion of the company. The preferred stock is redeemable at its stated value plus accrued dividends. The preferred stock is not convertible into common stock.

ABOUT THE WARRANTS: Each class A, B, and C warrant will have an exercise of price of $1.35 and will expire after 7 2, 15 and 22 2 years, respectively.
Beginning no sooner than one year and one day after the completion of the exchange, and only after the daily closing bid price on the common stock is over $5 for a period of 20 consecutive trading days, the company may, at its discretion, call for redemption the class A, B, or C warrants. In the event that the class A, B or C warrants are not detached from the unit, then the dividend payments from the preferred stock will fully pay for the exercise price of the class A, B and C warrants in 7 2, 15 and 22 2 years, respectively, at which time the warrants will be automatically exercised into shares of common stock.

Shareholders should read carefully the exchange offer and related materials that the company will be sending out within a reasonable time because they contain important information, including various risks, terms and conditions to the exchange offer. Shareholders can obtain the exchange offer and related materials free at the SEC's Web site at www.sec.gov or from the company's to-be-announced information agent. Shareholders are urged to carefully read these materials prior to making any decision with respect to the exchange offer. There is no assurance that the minimum number of shares of common stock (50%) will be exchanged.

The board of directors of HyperDynamics has approved the exchange offer. However, neither the company nor its board of directors makes any recommendation to shareholders as to whether to exchange or refrain from exchanging their shares. Shareholders must make their own decision as to whether to exchange some or all of their shares. Announcement as to the exchange agent for the exchange offer is pending.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays beyond the company's control with respect to market acceptance of new technologies or products, delays in testing and evaluation of products, and other risks detailed from time to time in the company filings with the Securities and Exchange Commission.

Contact:
     HyperDynamics  Corporation,  Houston
     Darren-Anthony  Lumar,  713/660-9771
     dlumar@hyd.net
            or
     Stock  Enterprises,  Inc.
     James  Stock,  702/614-0003
     StockEnter@aol.com
            or
     The  Money  Circle
     877/772-2780
     Rdrew@themoneycircle.com